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                 January 27, 2022

       Jon Bourne
       Executive Vice President and General Counsel
       GTY Technology Holdings Inc.
       800 Boylston Street, 16th Floor
       Boston, MA 02199

                                                        Re: GTY Technology
Holdings Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed January 21,
2022
                                                            File No. 333-262289

       Dear Mr. Bourne:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

             Please contact Patrick Faller, Staff Attorney, at (202) 551-4438 or Jan Woo, Legal
       Branch Chief, at (202) 551-3453 with any questions.




                 Sincerely,


                 Division of Corporation Finance

                 Office of Technology
       cc:                                              Brian Boonstra